SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549

                       FORM 15

Certification and Notice of Termination of Registration under Section 12(g)of the Securities
Exchange Act of 1934 or Suspension of Duty to File
Reports under Sections 13 and 15(d) of the Securities
Exchange Act of 1934.

                Commission File Number: 0-5562

               HOME BENEFICIAL CORPORATION
 (Exact name of registrant as specified in its charter)

    (merged with and into AGC Life Insurance Company
                effective April 16, 1997)

                 3901 West Broad Street
                Richmond, Virginia 23230
                     (804) 358-8431
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 Class B Non-Voting Common Stock,
         par value $0.3125 per share
(Title of each class of securities covered by this Form)

                          None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)      [X]       Rule 12h-3(b)(1)(ii) [  ]
      Rule 12g-4(a)(1)(ii)     [   ]       Rule 12h-3(b)(2)(i)  [  ]
      Rule 12g-4(a)(2)(i)      [   ]       Rule 12h-3(b)(2)(ii) [  ]
      Rule 12g-4(a)(2)(ii)     [   ]       Rule 15d-6               [  ]
      Rule 12h-3(b)(1)(i)      [X]

 Approximate number of holders of record as of the certification or notice date: None

 Pursuant to the requirements of the Securities Exchange Act of 1934, AGC Life Insurance Company, as sucessor to Home
Beneficial Corporation by merger, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: April 17, 1997           By:   /s/ JOE KELLEY
                                                Name:     Joe Kelley
                              Title:    President and Chief
                         Executive Officer